For the six month period ended (a) February 28, 2003
File number: 811-5296

	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders

         A Special Meeting of Shareholders was held on December 5, 2002.At such meeting the shareholders approved the following proposals:

a)	Approval of the election of the following Directors each to hold office until the earlier to occur of (i) the next meeting of
Shareholders at which Directors are elected and until his or her successor shall have been duly elected and shall have qualified or
(ii) their terms expire in accordance with the Fund?s retirement policy:
                  			Affirmative		Authority
					votes cast		 Withheld
Class III

		Stephen P. Munn		10,149,536		215,945

		Richard A. Redeker	10,148,182		217,299

		Judy A. Rice		10,139,339		226,142